Exhibit (a)(1)(F)

FORM OF EMAIL

CONFIRMING RECEIPT OF NOTICE OF WITHDRAWAL OF ELECTION FORM

From:	BrainsWay Ltd.

Re:	Confirmation of Receipt of Notice of Withdrawal of Election Form

This message confirms that BrainsWay Ltd. (“BrainsWay”) has received your Notice of Withdrawal of Election Form (“Notice of Withdrawal”). This confirmation should not, however, be construed to imply that the Notice of Withdrawal or any other documents that you have submitted have been properly completed.

If your Notice of Withdrawal is properly completed and signed and timely received by us, you will have revoked your prior election to exchange your Eligible Options as set forth in your previously submitted Election Form. With respect to the Eligible Options listed on your Notice of Withdrawal, we will neither cancel nor exchange such awards for New Options, and you will retain your Eligible Options subject to their original terms, exercise price and vesting schedule. Unless you deliver a new, properly completed and signed Election Form before 5:00 p.m., Eastern Time, on Wednesday, June 2, 2021, or such later date as may apply if extended, the Eligible Options listed on your Notice of Withdrawal will remain outstanding following the expiration of the Exchange Offer.

You should direct questions about the Exchange Offer or requests for assistance (including requests for additional or paper copies of the Exchange Offer, Election Form or any other documents relating to the Exchange Offer) by email either Dana Zohar (in Israel) at HRIsrael@brainsway.com or Eileen Riordan (in the United States) at HRUS@brainsway.com

Capitalized terms used but not otherwise defined in this email shall have the meaning set forth in the Offer to Exchange Eligible Options for New Options, dated May 4, 2021.